EXHIBIT 99
----------




FOR IMMEDIATE RELEASE

                      200 East Randolph Drive Chicago Illinois 60601 22 Hanover Square London W1A 2BN

Contact:   Peter Roberts
           Chief Financial Officer
Phone:     +1 312 228 2017



                      JONES LANG LASALLE REPORTS
                    STRONGER FIRST QUARTER RESULTS


CHICAGO AND LONDON, MAY 2, 2001 -- Jones Lang LaSalle Incorporated
(NYSE: JLL), the leading global real estate services and investment management firm, today reported a 22 percent increase in EBITDA for the first quarter ended March 31, 2001, to $10.4 million versus an adjusted EBITDA of $8.6 million a year ago. The Company also improved its operating performance by six cents per share year over year. Consistent with historical seasonal trends in the real estate industry, the Company reported a net loss of $3.5 million, or $0.12 per share, compared with an adjusted net loss of $5.5 million, or $0.18 cents per adjusted share, in 2000. For the first quarter of 2001, revenues increased to $197.1 million compared with $189.6 million in the comparable period a year ago.

--------------------------------------------------------------------------

RESULTS HIGHLIGHTS

 .    First quarter results match First Call consensus estimate

 .    EBITDA improves 22 percent over 2000

 .    EPS increases six cents per diluted share over prior year

--------------------------------------------------------------------------


"We are extremely pleased with our first quarter results, particularly in light of the recent slowdown in the U.S. economy. Underscoring the strength of our global platform and diversified business lines, our management services business was strong worldwide, while European implementation services outweighed some softness in transaction activities in the Americas and Asia Pacific regions," said Stuart L. Scott, Chairman and Chief Executive Officer of Jones Lang LaSalle. "In spite of our concerns about the economies in certain key regions and their impact on our business, we do not at this point see sufficient reasons to alter our full year EPS target of $1.63."

The comparable adjusted results for the first quarter of 2000 exclude non-cash compensation expense of $18.3 million associated with the Jones Lang Wootton merger and a one-time catch-up, post tax charge of $14.2 million associated with the implementation of SAB 101.

Jones Lang LaSalle reported a GAAP net loss for the first quarter 2001 of $3.5 million, or $0.12 per share, compared with a GAAP net loss of $37.2 million, or $1.52 per share, in the comparable prior year period.



                              -- more --

JONES LANG LASALLE REPORTS STRONGER FIRST QUARTER RESULTS -- ADD ONE



BUSINESS SEGMENT PERFORMANCE HIGHLIGHTS

Chris Peacock, President and Chief Operating Officer of Jones Lang LaSalle, said: "Overall, we are very encouraged by our first quarter performance, but we remain focused on the challenges we face in our Asia Pacific region.

In addition, we continue to monitor shifts in the global economic situation and how they could impact real estate markets."

The following summary of business segment results compares the first quarter of 2001 to the same period of the previous year. The segment results have been restated to reflect both the consolidation of the former Hotel Services segment into the regional Owner and Occupier Services segments and the implementation of SAB 101 for the year 2000.


OWNER & OCCUPIER SERVICES

 .    The Americas region had a strong first quarter, with revenues up nearly 12 percent to $60.2 million in the current year versus $53.8 million in the first quarter of 2000 due to increased management services business, strong agency leasing fees and improved hotels performance. The revenue strength did not fully flow through to the operating income line due to a $3.5 million charge for an unrecoverable receivable from a telecom client and a $1.0 million charge provided against a broadband investment. In spite of these charges, the Americas narrowed its operating loss to $10.8 million, $1.0 million better than last year.

 .    In Europe, the strong performance of 2000 continued with solid growth in implementation services in the UK, France and Germany during the quarter. The region delivered an increase in first quarter operating income of 38 percent, to $7.8 million, on a six percent increase in revenues, to $87.1 million versus $82.1 million in 2000.

 .    The weakness that the Asia Pacific region experienced at the end of
2000 continued into the first quarter, with an operating loss of $2.7 million compared with operating income of $0.6 million last year. Revenues declined to $27.7 million this quarter versus $30.8 million in the first quarter of 2000. Transaction activity continued its sluggish pace, particularly in Hong Kong, although the management services business showed signs of strength.


INVESTMENT MANAGEMENT

 .    LaSalle Investment Management reported first quarter operating income of $4.8 million, an increase of more than 40 percent over the previous year. Revenues declined slightly to $22.4 million compared with $23.2 million in 2000. The increase in operating income was driven by gains from the firm's disposition of its investment in LaSalle Hotel Properties and lower incentive compensation accruals.


OUTLOOK FOR REMAINDER OF 2001

"In uncertain times, corporations increase their focus on controlling their costs through outsourcing non-core functions and better utilizing their real estate," said Mr. Scott. "We continue to secure a number of such assignments, and we remain one of the few providers who can satisfy all client requirements with respect to real estate. As a result, while we are cautious about our outlook, we are not at this point altering our full year EPS target of $1.63."


                              -- more --

JONES LANG LASALLE REPORTS STRONGER FIRST QUARTER RESULTS -- ADD TWO


Commenting on the remainder of the year, Mr. Scott said, "Our first quarter performance exceeded our management plan for the period. Our goal is to capitalize on that performance in achieving our year-end target." In line with the Company's historical pattern, management expects second quarter results to fall in a range surrounding break-even, followed by increasing levels of profitability in the third and fourth quarters.

In addition, the Company noted that certain one-time, non-operational issues may impact GAAP results in future quarters, including:

 .    The previously disclosed, undetermined exposure due to the liquidation of a large Australian insurance company that provided public liability coverage for the Company's Australian operations from 1994 through 1997;

 .    The expected restructuring of the Asia Pacific region to a business line/client focus from a geographical focus; and

 .    The impact of the current market turbulence on the future
sustainability of the Company's e-commerce investments.

Jones Lang LaSalle is the world's leading real estate services and investment management firm, operating across more than 100 markets on five continents. The company provides comprehensive integrated expertise, including management services, implementation services and investment management services on a local, regional and global level to owners, occupiers and investors. Jones Lang LaSalle is also the industry leader in property and corporate facility management services, with a portfolio of approximately 700 million square feet (65 million square meters) under management worldwide. LaSalle Investment Management, the company's investment management business, is one of the world's largest and most diverse real estate investment management firms, with $22.5 billion of assets under management.



Statements in this press release regarding, among other things, future financial results and performance, achievements, plans and objectives may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance, achievements, plans and objectives of Jones Lang LaSalle to be materially different from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed under "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Quantitative and Qualitative Disclosures about Market Risk," and elsewhere in Jones Lang LaSalle's Annual Report on Form 10-K for the year ended December 31, 2000, in Jones Lang LaSalle's Proxy Statement dated April 6, 2001, and in other reports filed with the Securities and Exchange Commission. Statements speak only as of the date of this release. Jones Lang LaSalle expressly disclaims any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in Jones Lang LaSalle's expectations or results, or any change in events.












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


JONES LANG LASALLE REPORTS STRONGER FIRST QUARTER RESULTS -- ADD THREE




                                #  #  #


NOTE TO EDITORS:

 .    Media contacts may listen only to the Jones Lang LaSalle first quarter results discussion at 9 a.m. EDT on May 3 with investors and market analysts by dialing +1 719 457 2634.

 .    A web cast of the conference call is available at
     http://www.videonewswire.com/JONES/050301

 .    A replay of the call may be accessed by dialing +1 719 457 0820 outside the United States and +1 888 203 1112 in the United States from noon EDT on May 3, 2001, through 5 p.m. on May 11, 2001. The replay passcode is 488187.

                    JONES LANG LASALLE INCORPORATED
     Consolidated Statements of Earnings and Comprehensive Income
          For the Three Months Ended March 31, 2001 and 2000
                   (in thousands, except share data)
                              (Unaudited)


                                          March 31,      March 31,
                                            2001        2000 (1)(2)
                                         -----------    -----------
Revenue:
  Fee based services. . . . . . . . .    $   193,748        183,030
  Equity in earnings from unconsolidated
    ventures. . . . . . . . . . . . .          2,516          5,940
  Other income. . . . . . . . . . . .            845            617
                                          ----------     ----------
        Total revenue . . . . . . . .        197,109        189,587

Operating expenses:
  Compensation and benefits . . . . .        134,477        130,237
  Operating, administrative and other         52,230         50,812
  Depreciation and amortization . . .         11,331         10,694
                                          ----------     ----------
        Total operating expenses
          before merger related
          non-recurring charges . . .        198,038        191,743
                                          ----------     ----------
  Operating loss before merger related
    non-recurring charges . . . . . .           (929)        (2,156)

Merger related non-recurring charges:
  Stock compensation expense. . . . .          --            18,326
  Integration and transition expense.          --             --
                                          ----------     ----------
        Total merger related
          non-recurring charges . . .          --            18,326
                                          ----------     ----------
        Total operating expenses. . .        198,038        210,069
                                          ----------     ----------

        Operating loss. . . . . . . .           (929)       (20,482)

Interest expense. . . . . . . . . . .          4,846          6,675
                                          ----------     ----------
        Loss before benefit for
          income taxes and
          minority interest . . . . .         (5,775)       (27,157)

Net benefit for income taxes. . . . .         (2,195)        (4,208)
Minority interests in losses
  of subsidiaries . . . . . . . . . .            (34)           (27)
                                          ----------     ----------
        Net loss before cumulative
          effect of change in
          accounting principle. . . .         (3,546)       (22,922)

Cumulative effect of change in
  accounting principle. . . . . . . .          --           (14,249)
                                          ----------     ----------
        Net loss. . . . . . . . . . .     $   (3,546)       (37,171)
                                          ==========     ==========

                    JONES LANG LASALLE INCORPORATED
     Consolidated Statements of Earnings and Comprehensive Income
                              - CONTINUED



                                          March 31,      March 31,
                                            2001        2000 (1)(2)
                                         -----------    -----------

Other comprehensive income (loss),
 net of tax:
  Foreign currency translation
    adjustments . . . . . . . . . . .         (5,887)        (5,110)
                                          ----------     ----------
        Comprehensive loss. . . . . .     $   (9,433)       (42,281)
                                          ==========     ==========


Basic loss per common share before
  cumulative effect of change in
  accounting principle. . . . . . . .      $   (0.12)         (0.94)

Cumulative effect of change in
  accounting principle. . . . . . . .          --             (0.58)
                                          ----------     ----------
Basic loss per common share . . . . .     $    (0.12)         (1.52)
                                          ==========     ==========

Basic weighted average shares
  outstanding . . . . . . . . . . . .     30,120,466     24,395,021
                                          ==========     ==========

Diluted loss per common share before
  cumulative effect of change in
  accounting principle. . . . . . . .     $    (0.12)         (0.94)

Cumulative effect of change in
  accounting principle. . . . . . . .          --             (0.58)
                                          ----------     ----------
Diluted loss per common share . . . .     $    (0.12)         (1.52)
                                          ==========     ==========
Diluted weighted average shares
  outstanding . . . . . . . . . . . .     30,120,466     24,395,021
                                          ==========     ==========


Please reference attached financial statement notes.

                    JONES LANG LASALLE INCORPORATED
    Actual and Adjusted Actual Consolidated Statements of Earnings
          For the Three Months Ended March 31, 2001 and 2000
                   (in thousands, except share data)
                              (Unaudited)


                                                          March 31,
                                                            2000
                                           March 31,      Adjusted
                                             2001          Actual
                                            Actual        (1)(2)(3)
                                          ----------     ----------
Revenue:
  Fee based services. . . . . . . . .     $  193,748        183,030
  Equity in earnings from unconsolidated
    ventures. . . . . . . . . . . . .          2,516          5,940
  Other income. . . . . . . . . . . .            845            617
                                          ----------     ----------
        Total revenue . . . . . . . .        197,109        189,587

Operating expenses:
  Compensation and benefits . . . . .        134,477        130,237
Operating, administrative and other .         52,230         50,812
Depreciation and amortization . . . .         11,331         10,694
                                          ----------     ----------
        Total operating expenses
          excluding merger related
          non-recurring charges . . .        198,038        191,743

        Adjusted operating loss excluding
          merger related non-recurring
          charges . . . . . . . . . .           (929)        (2,156)

Interest expense. . . . . . . . . . .          4,846          6,675
                                          ----------     ----------
        Adjusted loss before benefit
          for income taxes. . . . . .         (5,775)        (8,831)

Net benefit for income taxes. . . . .         (2,195)        (3,345)
Minority interests in losses of
  subsidiaries. . . . . . . . . . . .            (34)           (27)
                                          ----------     ----------

        Adjusted net loss excluding
          merger related non-recurring
          charges . . . . . . . . . .     $   (3,546)        (5,459)
                                          ==========     ==========

Adjusted EBITDA (4) . . . . . . . . .     $   10,436          8,565
                                          ==========     ==========


Adjusted loss per common share (5). .     $    (0.12)         (0.18)
                                          ==========     ==========

Adjusted weighted average shares
  outstanding (5) . . . . . . . . . .     30,120,466     30,333,800
                                          ==========     ==========



Please reference attached financial statement notes.

                    JONES LANG LASALLE INCORPORATED
                       Segment Operating Results
                  Actual and Adjusted Actual Results
          for the Three Months ended March 31, 2001 and 2000
                            (in thousands)
                              (Unaudited)


                                                          March 31,
                                                            2000
                                           March 31,      Adjusted
                                             2001          Actual
                                            Actual        (1)(2)(3)
                                          ----------     ----------
OWNER & OCCUPIER SERVICES -
  AMERICAS
    Revenue:
      Implementation services . . . .     $   24,699         24,370
      Management fees . . . . . . . .         35,017         29,229
      Equity losses . . . . . . . . .          --              (360)
      Other services  . . . . . . . .            286            188
      Intersegment revenue. . . . . .            160            395
                                          ----------     ----------
                                              60,162         53,822

    Operating expenses:
      Compensation, operating and
        administrative  . . . . . . .         65,242         60,231

      Depreciation and amortization .          5,690          5,382
                                          ----------     ----------
        Operating loss. . . . . . . .     $  (10,770)       (11,791)
                                          ==========     ==========

  EUROPE
    Revenue:
      Implementation services . . . .     $   64,495         61,660
      Management fees . . . . . . . .         22,387         20,198
      Other services. . . . . . . . .            187            237
                                          ----------     ----------
                                              87,069         82,095

    Operating expenses:
      Compensation, operating and
        administrative. . . . . . . .         76,231         73,682
      Depreciation and amortization .          3,057          2,766
                                          ----------     ----------
        Operating income. . . . . . .     $    7,781          5,647
                                          ==========     ==========

  ASIA PACIFIC
    Revenue:
      Implementation services . . . .    $    15,251         19,635
      Management fees . . . . . . . .         12,089         11,036
      Other services. . . . . . . . .            343            167
                                          ----------     ----------
                                              27,683         30,838

    Operating expenses:
      Compensation, operating and
        administrative. . . . . . . .         28,802         28,682
      Depreciation and amortization .          1,594          1,561
                                          ----------     ----------
        Operating income (loss) . . .     $   (2,713)           595
                                          ==========     ==========

                    JONES LANG LASALLE INCORPORATED
                       Segment Operating Results
                              - CONTINUED


                                                          March 31,
                                                            2000
                                           March 31,      Adjusted
                                             2001          Actual
                                            Actual        (1)(2)(3)
                                          ----------     ----------
INVESTMENT MANAGEMENT -
  Revenue:
    Implementation services . . . . .     $      795          2,969
    Advisory fees . . . . . . . . . .         18,984         13,933
    Equity earnings . . . . . . . . .          2,516          6,300
    Other services. . . . . . . . . .             60             25
                                          ----------     ----------
                                              22,355         23,227
  Operating expenses:
    Compensation, operating and
      administrative. . . . . . . . .         16,592         18,849
    Depreciation and amortization . .            990            985
                                          ----------     ----------
        Operating income. . . . . . .     $    4,773          3,393
                                          ==========     ==========


=========================================================================


Total segment revenue . . . . . . . .     $  197,269        189,982
Intersegment revenue eliminations . .           (160)          (395)
                                          ----------     ----------
        Total revenue . . . . . . . .     $  197,109        189,587
                                          ==========     ==========

Total segment operating expenses. . .     $  198,198        192,138
Intersegment operating expense
  eliminations. . . . . . . . . . . .           (160)          (395)
                                          ----------     ----------
        Total operating expenses
          excluding merger related
          non-recurring charges . . .     $  198,038        191,743
                                          ==========     ==========

        Operating loss excluding merger
          related non-recurring charges   $    (929)         (2,156)
                                          ==========     ==========













Please reference attached financial statement notes.

                    JONES LANG LASALLE INCORPORATED
                      Consolidated Balance Sheets
         March 31, 2001, December 31, 2000 and March 31, 2000
                            (in thousands)
                              (Unaudited)



                               March 31,    December 31,   March 31,
                                 2001          2000         2000 (1)
                              ----------    -----------   ----------
ASSETS
------
Current assets:
  Cash and cash equivalents    $  12,904         18,843       15,771
  Trade receivables, net of
    allowances. . . . . . .      205,268        244,201      212,348
  Notes receivable and
    advances to real estate
    ventures. . . . . . . .        3,222          4,286        4,616
  Other receivables . . . .        5,649          6,655        4,570
  Income tax refund
    receivable. . . . . . .          976            976       14,500
  Prepaid expenses. . . . .       10,145         10,811       10,117
  Deferred tax assets . . .       23,501         23,959       24,175
  Other assets. . . . . . .       17,334         11,330       16,563
                              ----------     ----------   ----------
        Total current assets     278,999        321,061      302,660

Property and equipment,
  at cost, less accumulated
  depreciation. . . . . . .       87,250         90,306       78,505
Intangibles resulting from
  business acquisitions and
  JLW merger, net of
  accumulated amortization.      338,374        350,129      366,767
Investments in real estate
  ventures. . . . . . . . .       56,143         74,565       73,246
Other investments . . . . .       11,910         12,884        1,250
Long-term receivables, net.       21,300         23,136       27,494
Prepaid pension asset . . .       16,956         18,730       22,800
Deferred tax assets . . . .        9,138         12,317        5,188
Debt issuance costs . . . .        4,480          4,848        1,964
Other assets, net . . . . .        6,173          6,069        5,599
                              ----------     ----------   ----------
                              $  830,723        914,045      885,473
                              ==========     ==========   ==========

                    JONES LANG LASALLE INCORPORATED
                      Consolidated Balance Sheets
                              -CONTINUED


                               March 31,    December 31,   March 31,
                                 2001          2000         2000 (1)
                              ----------    -----------   ----------
LIABILITIES AND
 STOCKHOLDERS' EQUITY
---------------------

Current liabilities:
  Accounts payable and
    accrued liabilities . .   $   94,412        111,738       92,029
  Accrued compensation. . .       66,853        170,323       70,758
  Short-term borrowings . .       15,119          8,836      181,394
  Deferred tax liabilities.          199            226          231
  Other liabilities . . . .       19,066         16,583       21,614
                              ----------     ----------   ----------
     Total current
       liabilities. . . . .      195,649        307,706      366,026

Long-term liabilities:
  Credit facilities . . . .      146,773         85,565      194,466
  Notes . . . . . . . . . .      144,656        155,546       --
  Deferred tax liabilities.        5,627          9,547        7,225
  Other . . . . . . . . . .       21,799         22,776       15,539
                              ----------     ----------   ----------
      Total liabilities . .      514,504        581,140      583,256

Commitments and contingencies

Minority interest in
  consolidated subsidiaries          538            567          554

Stockholders' equity:
 Common stock, $.01 par value
   per share, 100,000,000
   shares authorized;
   29,774,135, 30,700,150
   and 30,288,978 shares
   issued and outstanding
   as of March 31, 2001,
   December 31, 2000 and
   March 31, 2000,
   respectively . . . . . .          298            307          303
  Additional paid-in capital     454,660        461,272      449,132
  Unallocated ESOT shares .        --             --              (7)
  Deferred stock compensa-
    tion. . . . . . . . . .       (3,925)        (4,322)     (56,531)
  Retained deficit. . . . .     (110,656)      (107,110)     (87,221)
  Stock held in trust . . .       (1,397)          (397)       --
  Accumulated other
    comprehensive income. .      (23,299)       (17,412)      (4,013)
                              ----------     ----------   ----------
      Total stockholders'
        equity. . . . . . .      315,681        332,338      301,663
                              ----------     ----------   ----------
                              $  830,723        914,045      885,473
                              ==========     ==========   ==========





Please reference attached financial statement notes.

                    JONES LANG LASALLE INCORPORATED
      CURRENCY ANALYSIS OF REVENUES AND ADJUSTED OPERATING INCOME
                             (in millions)
                              (Unaudited)




                 Pound            Austra-    US
                Sterling           lian    Dollar
                  (6)     Euro    Dollar    (6)     Other     Total
                ---------------- -------- -------- -------- --------
                   $        $        $        $        $        $

REVENUES (1)

Q1, 2000           48.0      39.2    12.4     63.0     27.0    189.6

Q1, 2001           45.6      43.1    11.2     73.1     24.1    197.1



ADJUSTED OPERATING INCOME (1)(3)(6)

Q1, 2000            4.4      7.9     -0.2    -14.3      0.0     -2.2

Q1, 2001           -0.4      8.7     -0.5     -5.2     -3.5     -0.9







Please reference attached financial statement notes.

                    JONES LANG LASALLE INCORPORATED
                       Financial Statement Notes



(1) The three months ended March 31, 2000 have been restated to include the impact of adopting SAB 101 as of January 1, 2000.

(2) Certain prior year amounts have been reclassified to conform with the current presentation.

(3) Adjusted results exclude the effect of merger related non-recurring stock compensation expense incurred associated with the issuance of shares to former employees of Jones Lang Wootton. This analysis is not intended to be a presentation in accordance with generally accepted accounting principles.

(4) Adjusted EBITDA represents earnings before interest expense, income taxes, depreciation and amortization and, for the three months ended March 31, 2000, Adjusted EBITDA also excludes merger related non-recurring charges. There will be no merger related non-recurring charges in 2001. Merger related non-recurring charges represent non-cash compensation expense resulting from the issuance of shares to former Jones Lang Wootton employees including the effect of quarterly adjustments on certain of those shares as a result of changes in the stock price.

(5) Adjusted earnings per common share represents adjusted net earnings divided by the weighted average committed shares outstanding. Committed shares are inclusive of shares subject to forfeiture, vesting and indemnity provisions which are not considered in the calculation of weighted average basic or diluted shares outstanding under generally accepted accounting principles. As of December 31, 2000, all forfeiture, vesting and indemnity provisions have been removed, therefore for 2001, these shares are included in the weighted average shares outstanding under generally accepted accounting principles.

(6) The adjusted operating income sourced in pound sterling and US dollars understates the profitability of the businesses in the United Kingdom and America because it includes the locally incurred expenses of our global offices in London and Chicago, respectively, as well as the European regional office in London. The objective of this presentation is to provide guidance as to the key currencies that the Company does business in and their significance to reported revenues and adjusted operating income.

790: